March 3, 2026

Ruihong Ma
Chief Executive Officer
ZK International Group Co., Ltd.
c/o Zhejiang Zhengkang Industrial Co., Ltd.
No. 678 Dingxiang Road, Binhai Industrial Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province
People   s Republic of China

       Re: ZK International Group Co., Ltd.
           Registration Statement on Form F-3
           Filed February 24, 2026
           File No. 333-293677
Dear Ruihong Ma:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Pang Zhang-Whitaker